NO ACT

PE
2-3-12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

12025212

DIVISION OF
CORPORATION FINANCE

Received SEC
MAR 13 2012
Washington, DC 20549

March 13, 2012

Amy L. Goodman
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-13-12

Re: Time Warner Inc.
Incoming letter dated February 3, 2012

Dear Ms. Goodman:

This is in response to your letters dated February 3, 2012, February 6, 3012 and February 13, 2012 concerning the shareholder proposal submitted to Time Warner by Kenneth Steiner. We also have received letters on the proponent's behalf dated February 5, 2012, February 6, 2012, February 12, 2012, February 13, 2012 and February 28, 2012. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: John Chevedden
*** FISMA & OMB Memorandum ***

March 13, 2012

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Time Warner Inc.
Incoming letter dated February 3, 2012

The proposal requests that the board "undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting (to the fullest extent permitted by law). This includes written consent regarding issues that our board is not in favor of."

We are unable to concur in your view that Time Warner may exclude the proposal under rule 14a-8(i)(2). Accordingly, we do not believe that Time Warner may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to concur in your view that Time Warner may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that you have demonstrated objectively that the proposal is materially false or misleading. In addition, we are unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty what actions or measures the proposal requires. Accordingly, we do not believe that Time Warner may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Mark F. Vilardo
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum ***

February 28, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 5 Rule 14a-8 Proposal
Time Warner Inc. (TWX)
Written Consent
Kenneth Steiner

Ladies and Gentlemen:

This further responds to the outsourced February 3, 2012 company request to avoid this established rule 14a-8 proposal.

In regard to the attached February 27, 2012 management opposition statement, the company will apparently insist on announcing its no action request arguments (highlighted) to all shareholders even if it does not obtain no action relief. Thus the company is announcing in advance that it will not respect the position of the Staff if it fails to obtain no action relief.

This is to request that the Office of Chief Counsel allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,

John Chevedden

cc:
Kenneth Steiner

Julie Kim <Julie.Kim@timewarner.com>

TimeWarner

February 27, 2012

VIA OVERNIGHT DELIVERY

John Chevedden

*** FISMA & OMB Memorandum ***

Re: Stockholder Proposal Submitted on December 9, 2011

Dear Mr. Chevedden:

As required by Rule 14a-8 of Regulation 14A promulgated by the Securities and Exchange Commission, on behalf of Time Warner Inc. (the "Company"), attached is a copy of the Statement in Opposition (the "Statement") that the Company intends to include in its 2012 Proxy Statement in connection with the stockholder proposal submitted by you on behalf of Kenneth Steiner regarding stockholder action by written consent (the "Proposal"). Also attached is a copy of the Proposal for your reference. Please note that the Company remains open to discussion regarding the Proposal.

Should you wish to contact me regarding the Company's Statement or the Proposal, please feel free to call me at (212) 484-8142.

Sincerely,

Julie Kim

Attachment

cc: Kenneth Steiner

*** FISMA & OMB Memorandum ***

Time Warner Inc.'s Statement in Opposition to the Stockholder Proposal regarding Stockholder Action by Written Consent

COMPANY RECOMMENDATION:

The Board of Directors recommends a vote **AGAINST** this proposal for the following reasons:

(i) Without proper procedural protections, stockholder action by written consent (as described in the proposal) can deprive stockholders of information, a voice, and a vote on the matter approved in the written consent and can lead to abusive practices;

(ii) Stockholder meetings are a better method to present important matters for consideration by stockholders, and holders of 15% of the Company's outstanding Common Stock already have the right to request a special meeting of stockholders;

(iii) If implemented in the manner proposed, the proposal would cause the Company to violate Delaware law; and

(iv) The Company's existing corporate governance practices already provide stockholders with meaningful access to the Board and significant rights and protections.

First, without procedural protections, stockholder action by written consent can exclude minority stockholders from having an opportunity to voice their views and vote on an action or even receiving information regarding the matter approved by written consent. The proposal provides no procedural protections, such as a requirement to provide all stockholders a description of the proposed action and the reasons for the proposed action. This means that, for example, a group of stockholders representing a majority of the Common Stock could take a significant action, such as agreeing to sell the Company, without providing prior notice to all stockholders or any opportunity to discuss, raise objections to, or vote on the proposed action. This could result in stockholders receiving less value than they might otherwise receive because the Board and management might not have an opportunity to assess a proposed action or seek higher-value alternatives to the action presented in the stockholder consent.

In addition, the proposal does not provide for appropriate procedural protections to prevent or limit the potential for abuse of this method for stockholder action. For example, authorizing action by written consent as suggested by the proponent would make it possible for a group of stockholders to accumulate a short-term voting position by borrowing shares from stockholders and then taking action without those stockholders knowing that their voting rights were being used to take such action. Stockholders who have loaned their stock are better able to take action to protect their voting rights at a meeting than if an action is permitted by written consent without appropriate procedural safeguards. A group of stockholders could also use a consent solicitation to remove and replace directors and effectively assume control without having to pay a control premium to stockholders. Moreover, if multiple groups of stockholders are able to solicit written consents at any time and as often as they wish, the solicitation of written consents could create a considerable amount of confusion and disruption among the Company's stockholders.

Second, the Board believes that a more open, transparent, and democratic way for stockholders to exercise their rights regarding important issues is through stockholder meetings, so that *all* stockholders have the ability to voice their concerns, the issues can be fully discussed and *all* stockholders can vote on the issues. Stockholders can submit proposals for presentation at stockholder meetings. In addition, under the Company's By-laws, holders of 15% of the outstanding Common Stock (a threshold approved by the Company's stockholders through a vote at the annual meeting of stockholders in 2010) may request that a special meeting of stockholders be held. Unlike stockholder actions taken by written consent, stockholder meetings give all stockholders an opportunity to learn about the matter to be acted on in advance, express their views or concerns prior to or at the meeting, and solicit votes for or against the matter.

The Board believes that the stockholders' existing rights to request a special meeting and to present matters at stockholder meetings are effective and meaningful. The proponent is incorrect when he claims that a provision in the Company's By-laws encourages stockholders to revoke a request for a special meeting – the provision actually gives a stockholder who requested a special meeting the right to revoke the request in the stockholder's sole discretion. The proponent also suggests that management has the discretion to cancel a stockholder-initiated special meeting, which is simply not correct. The Board may cancel a stockholder-initiated special meeting only if the stockholder requesting the special meeting has revoked the request.

Third, if implemented in the manner proposed, the proposal would cause the Company to violate Delaware law. The proposal requests the right for stockholders to act by written consent "regarding issues that our board is not in favor of." However, under the General Corporation Law of Delaware, the Board is required to approve certain corporate actions before submitting the proposed actions to a vote by the stockholders (*e.g.,* an amendment to the Company's Restated Certificate of Incorporation). Thus, the proposal's language impermissibly calls for stockholders to be able to unilaterally authorize the taking of certain actions that, under Delaware law, must first be approved by the Board.

In addition, to the extent the proposal intends to require the Board to approve certain corporate actions that the Board "is not in favor of" so that stockholders can act on such actions by written consent, implementation of the proposal would violate Delaware law by infringing on the Board's authority and its obligation under Delaware law to manage the Company's business and affairs and cause the directors to breach their fiduciary duties.

Fourth, the Company believes that its stockholders already have significant access to the Board and rights and protections that reduce the need to be able to act by written consent. For example:

- As stated above, holders of 15% of the outstanding Common Stock may request a special meeting of stockholders.

- Stockholders may submit proposals for presentation at an annual meeting (including nominations of director candidates).

- Stockholders may communicate directly with any director (including the Lead Independent Director), any Board committee or the full Board.

- Stockholders elect directors annually by majority vote in uncontested director elections, and any incumbent director who does not receive a majority of the votes cast for his or her election is required to offer to resign from the Board.

- The Board consists of a significant majority of independent directors (*i.e.*, all of the directors except the Company's CEO).

The Board has been responsive to stockholder concerns, whether expressed through proposals or in discussions between stockholder representatives and the Company. For example, in the past two years, following discussions with stockholders, the Company (i) implemented changes so that holders representing at least 15% of the Company's outstanding common stock can request a special meeting; (ii) removed all provisions in its Restated Certificate of Incorporation and By-laws that provided for stockholder action by more than a simple majority vote other than where Delaware corporation law requires a different vote standard; and (iii) approved holding on an annual basis stockholder advisory votes on executive compensation.

For the reasons stated above, the Board believes that the proposal, in the form presented, is not in the best interests of the Company or its stockholders and, if implemented in the manner proposed, would cause the Company to violate Delaware law. Therefore, the Board recommends a vote **AGAINST** the proposal.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum ***

February 13, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 4 Rule 14a-8 Proposal
Time Warner Inc. (TWX)
Written Consent
Kenneth Steiner

Ladies and Gentlemen:

This further responds to the outsourced February 3, 2012 company request to avoid this established rule 14a-8 proposal.

Footnote 4, page 3 in the February 2, 2012 outside opinion does not support the text associated with it in regard to "approval of the board." Footnote 4 cites 8 Del. C. § 242(b)(1) which states," If the corporation has capital stock, its board of directors shall adopt a resolution setting forth the amendment proposed, declaring its advisability."

Advisability means wisdom or desirability.

The company erroneously claims that advisability means approval.

Wisdom or desirability can be expressed positively or negatively.

This is to request that the Office of Chief Counsel allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,

John Chevedden

cc:
Kenneth Steiner

Julie Kim <Julie.Kim@timewarner.com>

GIBSON DUNN

Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Amy L. Goodman
Direct: +1 202.955.8653
Fax: +1 202.530.9677
AGoodman@gibsondunn.com

Client: 92415-00001

February 13, 2012

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Time Warner Inc.*
Stockholder Proposal of Kenneth Steiner (John Chevedden)
Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

On February 3, 2012, we submitted a letter (the "No-Action Request") on behalf of our client, Time Warner Inc. (the "Company"), notifying the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission that the Company intends to omit from its proxy statement and form of proxy for its 2012 Annual Meeting of Stockholders a stockholder proposal (the "Proposal") and statements in support thereof received from John Chevedden on behalf of Kenneth Steiner (the "Proponent"). The Proposal relates to "permit[ting] written consent by shareholders."

On February 5, 2012, the Proponent submitted to the Staff a letter stating that the Company did not include "all communication between the company and the shareholder party." On February 6, 2012, we submitted a letter to the Staff stating that the only communication not included in the No-Action Request was a February 2, 2012 email from Mr. Chevedden to Paul Washington stating Mr. Chevedden's belief that he "just had a conversation" with Mr. Washington. We noted that as Mr. Washington and Mr. Chevedden had no conversations about the Proposal, we did not include the email in the No-Action Request.

On February 6, 2012, the Proponent submitted another letter to the Staff stating that Mr. Chevedden's February 2, 2012 email was intended to mean that Mr. Chevedden believed he had a conversation on January 27, 2012 with "Susan Waxenberg, Assistant Secretary" at the Company. As noted in Mr. Washington's February 7, 2012 email to Mr. Chevedden (attached hereto as Exhibit A), Ms. Waxenberg is not employed by the Company, but rather is employed by Time Warner Cable Inc., a public company that is not affiliated with the Company. Time Warner Cable Inc. was legally and structurally separated from the Company in March 2009, when the Company disposed of all its shares of Time Warner Cable Inc. stock in a spin-off to the Company's stockholders.

GIBSON DUNN

EXHIBIT A

From: Washington, Paul (TW)
Sent: Tuesday, February 07, 2012 12:04 PM
To: *** FISMA & OMB Memorandum ***
Cc: Kim, Julie
Subject: RE: Rule 14a-8 Proposal (TWX)

Dear Mr. Chevedden:

In light of your recent correspondence with the SEC, please be aware that Susan Waxenberg works for Time Warner Cable Inc., not Time Warner Inc. Time Warner Cable Inc. has been unaffiliated with Time Warner Inc. since March 2009.

Sincerely,

Paul Washington
Senior Vice President, Deputy General Counsel & Corporate Secretary
Time Warner Inc.

From: *** FISMA & OMB Memorandum ***
Sent: Thursday, February 02, 2012 12:37 PM
To: Washington, Paul (TW)
Subject: Rule 14a-8 Proposal (TWX)

Dear Mr. Washington, I believe I just had a conversation – unless it was an impersonator.
John Chevedden

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum ***

February 12, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 Rule 14a-8 Proposal
Time Warner Inc. (TWX)
Written Consent
Kenneth Steiner

Ladies and Gentlemen:

This further responds to the outsourced February 3, 2012 company request to avoid this established rule 14a-8 proposal.

The Raytheon Company 2011 annual meeting proxy said that adopting written consent would give "a narrow majority of shareholders" the ability to "remove and replace directors." This is one example of "issues that our board is not in favor of" that is addressed in the 2012 rule 14a-8 proposals submitted to Raytheon and Time Warner. Raytheon and Time Warner are incorporated in the same state, Delaware.

Thus the 2011 Raytheon annual meeting proxy rebuts the 2012 company claim regarding state law on page 2 to page 7 and the dependent tailgating company claim on page 7 and 8.

This is to request that the Office of Chief Counsel allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,

John Chevedden

cc:
Kenneth Steiner

Julie Kim <Julie.Kim@timewarner.com>

'able of Contents

SHAREHOLDER PROPOSALS

We have been notified that certain shareholders intend to present proposals for consideration at the 2011 Annual Meeting. We continue to nake corporate governance, particularly shareholder concerns, a priority. Management remains open to engaging in dialogue with respect to hareholder concerns and to sharing our views regarding our governance generally. We encourage any shareholder wishing to meet with nanagement to contact the Office of the Corporate Secretary.

Any shareholder who intends to present a proposal at the 2012 Annual Meeting must deliver the proposal, in the manner specified below, o the Corporate Secretary, Raytheon Company, 870 Winter Street, Waltham, Massachusetts 02451, not later than:

- December 30, 2011, if the proposal is submitted for inclusion in our proxy materials for the 2012 Annual Meeting pursuant to Rule 14a-8 under the Securities Exchange Act of 1934; or
- Between January 26, 2012 and February 25, 2012, if the proposal is submitted in accordance with our By-Laws, in which case we are not required to include the proposal in our proxy materials.

Any such proposal described above must be addressed and delivered to the Corporate Secretary at the address specified above either by U.S. mail or a delivery service, or by facsimile (FAX) transmission to FAX No. 781-522-3332.

SHAREHOLDER PROPOSAL
(Item No. 5 on the proxy card)

Ray T. Chevedden on behalf of the Ray T. Chevedden and Veronica G. Chevedden Residual Trust 051401,*** FISMA & OMB Memorandum *** *** FISMA & OMB Memorandum owner of 127 shares, has proposed the adoption of the following resolution and has furnished the following statement in support of his proposal:

5—Shareholder Action by Written Consent

RESOLVED, Shareholders hereby request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting (to the fullest extent permitted by law).

This proposal topic also won majority shareholder support at 13 major companies in 2010. This included 67%-support at both Allstate and Sprint. Hundreds of major companies enable shareholder action by written consent.

Taking action by written consent in lieu of a meeting is a means shareholders can use to raise important matters outside the normal annual meeting cycle. A study by Harvard professor Paul Gompers supports the concept that shareholder dis-empowering governance features, including restrictions on shareholder ability to act by written consent, are significantly related to reduced shareholder value.

We gave greater than 53%-support to the 2010 shareholder proposal on this same topic. The 53%-support was achieved although our management used an argument one and one-half times as long as the shareholder proposal. The Council of Institutional Investors www.cii.org recommends that management adopt a shareholder proposal upon receiving its first 50%-plus vote. Shareholder proposals often win higher votes on the second submission.

Please encourage our board to respond positively to this proposal to initiate improved corporate governance and financial performance: Shareholder Action by Written Consent – Yes on 5.

The Board recommends that shareholders vote AGAINST this proposal.

Raytheon's management and the Board believe in strong corporate governance and in providing shareholders with meaningful access to the Company. The Company has adopted sound governance structures designed to ensure that the Company remains fully transparent and accountable to shareholders. Appropriate shareholder access to the Company is 'able of Contents

:hieved in a number of ways. First, shareholders can vote on important matters during the Company's annual meetings. Second, in the event at important matters arise between annual meetings, the Company's charter and by-laws allow the Chairman and the Board to call special eetings of shareholders to address such matters. Third, in 2010, the Company proposed, and on affirmative vote of the Company's hareholders, implemented its proposal to allow a shareholder or shareholders of 25% of the Company's outstanding stock to call a special eeting. Finally, access is facilitated through annual election for all directors and majority voting in uncontested elections. These governance rovisions help ensure meaningful and consistent access for all shareholders on an equal, transparent basis. They also provide assurance that ignificant corporate actions are taken when there is a clear shareholder consensus that such action is prudent and when the Board, which has iduciary responsibilities to all shareholders equally, has determined that the action is in the best interests of the Company and its shareholders. 'hese provisions also are designed to ensure that the Company governs its affairs in an efficient and cost-effective manner consistent with legal nd regulatory requirements. Finally, outside the context of formal action, the Company welcomes dialogue with shareholders on governance atters and has several mechanisms in place to facilitate it. Methods for communicating with the Board are described under the Proxy itatement's section entitled "Communications with the Board." Communications are also welcome through the Company's Investor Relations vebsite.

The Company has carefully considered this proposal in light of shareholder interest. However, the Board believes that the governance nechanisms discussed above are superior to the shareholder proposal to allow shareholders to act by written consent in terms of giving hareholders meaningful access to the Company. The current proposal provides an inferior mechanism for shareholder access on a number of evels and can be harmful to shareholder interests. Written consent procedures do not necessarily provide all shareholders with the same nformation and voting rights. In comparison to annual and special meeting procedures that are highly regulated by SEC proxy rules, written onsent procedures are not as fully regulated in all contexts and have more potential to lead to abusive or disruptive shareholder action for the enefit of special interest groups to the detriment of other shareholders and effective management of a company. The ability of a narrow najority of shareholders to approve a sale of the company or remove and replace directors through the written consent procedure, as examples, ould result in shareholders receiving less value than that to which they might otherwise be entitled in an orderly and fully transparent process. Contrary to claims, academic studies do not support the proposition that permitting shareholder action by written consent would increase hareholder value. Action by written consent could result in the bypassing of governance procedures currently in place that serve to protect all hareholders and that discourage short-term stock ownership manipulation.

Raytheon's management and Board regularly review and evaluate ways to improve Raytheon's corporate governance, as is illustrated by he 2010 implementation of the Company's special meeting proposal and the Board's prior implementation of other governance enhancements, ncluding annual election of directors, majority voting in uncontested elections, and elimination of the Company's shareholder rights plan. The Board and management believe that the Company's governance procedures provide multiple meaningful opportunities for shareholders to participate in the Company's governance, while maintaining procedural protections important for shareholder democracy without the potential detrimental effects of written consent actions discussed above.

For these reasons the Board believes that adopting the shareholders' proposal on action by majority written consent is not in the best interests of the Company or its shareholders.

The Board unanimously recommends that shareholders vote AGAINST the adoption of this proposal. Proxies solicited by the Board will be so voted unless shareholders specify otherwise in their proxies.

SHAREHOLDER PROPOSAL
(Item No. 6 on the proxy card)

John Chevedden, *** FISMA & OMB Memorandum *** , beneficial owner of 200 shares, has proposed the adoption of the following resolution and has furnished the following statement in support of his proposal:

6—Executives To Retain Significant Stock

RESOLVED, Shareholders urge that our executive pay committee adopt a policy requiring that senior executives retain a significant percentage of stock acquired through equity pay programs until two years following the termination of their employment and to report to shareholders regarding this policy before our 2012 annual meeting of shareholders.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum ***

February 6, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
Time Warner Inc. (TWX)
Written Consent
Kenneth Steiner

Ladies and Gentlemen:

This further responds to the February 3, 2012 company request to avoid this established rule 14a-8 proposal.

After misleadingly not included all communication between the company and the shareholder party, the company compounds its errors by a misleading letter on February 6, 2012.

The meaning of the February 2, 2012 email reply to Mr. Paul Washington is:
I believe I just had a [lengthy] conversation [with the company on January 27, 2012 – I believe with Susan Waxenberg, Assistant Secretary].

And Mr. Washington was not even acknowledging this lengthy January 27, 2012 conversation in his request for another conversation. After a lengthy previous conversation, some companies might thank the proponent party for the earlier conversation.

This is to request that the Office of Chief Counsel allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,

John Chevedden

cc:
Kenneth Steiner

Julie Kim <Julie.Kim@timewarner.com>

GIBSON DUNN

Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Amy L. Goodman
Direct: +1 202.955.8653
Fax: +1 202.530.9677
AGoodman@gibsondunn.com

Client: 92415-00001

February 6, 2012

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Time Warner Inc.*
Stockholder Proposal of Kenneth Steiner (John Chevedden)
Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

On February 3, 2012, we submitted a letter (the "No-Action Request") on behalf of our client, Time Warner Inc. (the "Company"), notifying the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission that the Company intends to omit from its proxy statement and form of proxy for its 2012 Annual Meeting of Stockholders (collectively, the "2012 Proxy Materials") a stockholder proposal (the "Proposal") and statements in support thereof received from John Chevedden on behalf of Kenneth Steiner (the "Proponent"). The Proposal relates to "permit[ting] written consent by shareholders."

The No-Action Request indicated our belief that the Proposal could be excluded from the 2012 Proxy Materials pursuant to Rule 14a-8(i)(2) because the Proposal would, if implemented, cause the Company to violate state law and Rule 14a-8(i)(3) because the Proposal is both materially false and misleading and impermissibly vague and indefinite so as to be inherently misleading.

On February 5, 2012, the Proponent submitted to the Staff a letter (the "Response Letter") stating that the Company did not include "all communication between the company and the shareholder party." The only communication that was not included in our No-Action Request was a February 2, 2012 email from Mr. Chevedden to Paul Washington (attached hereto as Exhibit A) stating Mr. Chevedden's belief that he "just had a conversation" with Mr. Washington. As Mr. Washington and Mr. Chevedden had no conversations about the Proposal, we did not include the email. The Company's interactions with Mr. Chevedden about the Proposal were limited to the correspondence that was included with the No-Action Request.[1]

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8653, Robert K. Kane, the Company's Assistant General Counsel, at (212) 484-7932 or Julie Y. Kim, the Company's Senior Counsel, at (212) 484-8142.

Sincerely,

Amy L. Goodman /BSB

Amy L. Goodman

Enclosures

cc: Robert K. Kane, Time Warner Inc.
Julie Y. Kim, Time Warner Inc.
John Chevedden
Kenneth Steiner

101231369.3

---

1 Because the No-Action Request did not assert any eligibility or procedural basis for excluding the Proposal from the 2012 Proxy Materials, Exhibit A of the No-Action Request did not include the attachments that accompanied the Company's deficiency notice to the Proponent.

EXHIBIT A

From: *** FISMA & OMB Memorandum ***
Sent: Thursday, February 02, 2012 12:37 PM
To: Washington, Paul (TW)
Subject: Rule 14a-8 Proposal (TWX)

Dear Mr. Washington, I believe I just had a conversation – unless it was an impersonator.
John Chevedden

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum ***

February 5, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Time Warner Inc. (TWX)
Written Consent
Kenneth Steiner

Ladies and Gentlemen:

This responds to the February 3, 2012 company request to avoid this established rule 14a-8 proposal.

The company is off to a poor start by misleadingly not included all communication between the company and the shareholder party.

This is to request that the Office of Chief Counsel allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,

John Chevedden

cc:
Kenneth Steiner

Julie Kim <Julie.Kim@timewarner.com>

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Amy L. Goodman
Direct: +1 202.955.8653
Fax: +1 202.530.9677
AGoodman@gibsondunn.com

Client: 92415-00001

February 3, 2012

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Time Warner Inc.*
Stockholder Proposal of Kenneth Steiner (John Chevedden)
Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, Time Warner Inc. (the "Company"), intends to omit from its proxy statement and form of proxy for its 2012 Annual Meeting of Stockholders (collectively, the "2012 Proxy Materials") a stockholder proposal (the "Proposal") and statements in support thereof received from John Chevedden on behalf of Kenneth Steiner (the "Proponent"). Pursuant to Rule 14a-8(j), we have concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> RESOLVED, Shareholders request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting (to the fullest extent permitted by law). This includes written consent regarding issues that our board is not in favor of.

A copy of the Proposal and related correspondence with Mr. Chevedden is attached to this letter as Exhibit A.

BASES FOR EXCLUSION

We believe that the Proposal may properly be excluded from the 2012 Proxy Materials pursuant to:

- Rule 14a-8(i)(2) because the Proposal would, if implemented, cause the Company to violate state law;
- Rule 14a-8(i)(3) because the Proposal is materially false and misleading; and
- Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite so as to be inherently misleading.

ANALYSIS

I. The Proposal May Be Excluded Under Rule 14a-8(i)(2) Because Implementation Of The Proposal Would Cause The Company To Violate State Law.

Rule 14a-8(i)(2) permits a company to exclude a stockholder proposal if implementation of the proposal would cause the company to violate any state, federal or foreign law to which the company is subject. The Company is incorporated under Delaware law. As discussed below, we believe that implementation of the Proposal would cause the Company to violate Delaware law. In addition, attached to this letter as Exhibit B is an opinion (the "Opinion") from Richards, Layton & Finger, P.A. ("RLF"), the Company's Delaware counsel, stating that, in RLF's opinion, the Proposal, if implemented, would violate the provisions of the General Corporation Law of the State of Delaware (the "General Corporation Law"). We therefore believe the Proposal may be excluded pursuant to Rule 14a-8(i)(2).

The Proposal's second sentence states that the requested right for stockholders to act by written consent "includes written consent regarding issues that our board is not in favor of." Thus, the Proposal calls for stockholders to be able to unilaterally authorize the taking of certain actions that, under Delaware law, must first be approved by the Board.

Staff precedent supports exclusion of the Proposal. For example, a proposal in *AT&T Inc.* (avail. Feb. 12, 2010) sought a stockholder right to act by the written consent of a majority of shares outstanding. The proposal did not include a qualifier limiting this vote standard's applicability to those matters for which the standard was permissible under state law, and the company pointed out that state law required, as to some corporate matters, "the vote of stockholders representing greater than a majority of the outstanding shares." The Staff permitted the proposal to be excluded under Rule 14a-8(i)(2). Similarly, the Proposal's second sentence does not include a qualifier that limits its applicability to those corporate matters that do not have a statutory prerequisite of prior board approval.

Implementation of the Proposal as interpreted above would cause the Company to violate Delaware law because Delaware law does not allow stockholders the right to act by written consent on all matters that the "board is not in favor of."

Section 228(a) of the General Corporation Law addresses stockholder action by written consent:

> Unless otherwise provided in the certificate of incorporation, any action required by this chapter to be taken at any annual or special meeting of stockholders of a corporation, or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the corporation by delivery to its registered office in this State, its principal place of business or an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded.

As allowed under Delaware law, the Company's certificate of incorporation currently states that "any action required or permitted to be taken by the stockholders of the Corporation . . . may not be effected by any consent in writing by such stockholders." The Proposal's first sentence is effectively a request that the Company amend its certificate of incorporation to allow stockholder action by written consent with the standard prescribed in Section 228(a).

The Proposal's second sentence asks for the right for stockholders to act by written consent "regarding issues that our board is not in favor of." As noted above, this sentence is contrary to Delaware law because the General Corporation Law requires the board to approve certain corporate actions before submitting the actions for stockholder vote. For example, as noted in the Opinion:

- Section 242(b)(1) of the General Corporation Law states that, with respect to an amendment to the certificate of incorporation, the corporation's "board of directors shall adopt a resolution setting forth the amendment proposed [and] declaring its advisability."

- Section 251(b) of the General Corporation Law provides that the board of directors "shall adopt a resolution approving an agreement of merger or consolidation and declaring its advisability."

- Section 266(b) of the General Corporation Law provides that, in connection with a corporation's conversion to a limited liability company, statutory trust, business trust or association, real estate investment trust, common-law trust or partnership or foreign corporation, "[t]he board of directors of the corporation . . . shall adopt a resolution approving such conversion, specifying the type of entity into which the corporation shall be converted and recommending the approval of such conversion by the stockholders of the corporation."

- Section 390(b) of the General Corporation Law provides that the "board of directors of the corporation which desires to transfer to or domesticate or continue in a foreign jurisdiction shall adopt a resolution approving such transfer, domestication or continuance specifying the foreign jurisdiction to which the corporation shall be transferred or in which the corporation shall be domesticated or continued."

- Section 275(a) of the General Corporation Law provides that "[i]f it should be deemed advisable in the judgment of the board of directors of any corporation that it should be dissolved, the board, after the adoption of a resolution to that effect . . . shall cause notice of the adoption of the resolution and of a meeting of stockholders to take action upon the resolution to be mailed to each stockholder."

- Section 311(a)(2) of the General Corporation Law provides that, to revoke the voluntary dissolution of a corporation, "[t]he board of directors shall adopt a resolution recommending that the dissolution be revoked and directing that the question of the revocation be submitted to a vote at a special meeting of stockholders."

The Proposal's second sentence could require the Company to ignore these requirements. However, no provision of the General Corporation Law permits these statutory requirements to be waived simply because the stockholder action is intended to take place through written consent rather than through a vote at a stockholder meeting.

Furthermore, as noted in the Opinion, "to the extent that the Proposal purports to require the Board to approve such corporate actions that the Board is 'not in favor of' in order to enable the stockholders to act by written consent with respect thereto," the Proposal violates Delaware law because it "impermissibly infringes on (i) the Board's authority and obligation to manage the business and affairs of the Company under Section 141(a) of the General Corporation Law; and (ii) the Board's ability and obligation to exercise its fiduciary duties." Thus, it would not be permissible for stockholders to require the Board to approve an action that it opposes or for the Board to disregard its fiduciary duties and defer to the views of stockholders regarding an action that it opposes so that the statutory process can technically be followed.

In addition to the violation of law that would occur if a consent solicitation were undertaken with respect to the actions that require prior board approval as discussed above, it also would be a violation of Delaware law to include in the Company's certificate of incorporation provisions purporting to permit action by written consent on such matters. Section 242(a) of the General Corporation Law permits a corporation to amend its certificate of incorporation "from time to time, in any and as many respects as may be desired, so long as its certificate of incorporation as amended would contain only such provisions as it would be lawful and proper to insert in an original certificate of incorporation filed at the time of the filing of the amendment." The contents of an "original certificate of incorporation" are governed by Section 102 of the General Corporation Law, which authorizes provisions in a certificate of incorporation "if such provisions are not contrary to the laws of this State." As set forth in the Opinion, a certificate amendment purporting to authorize action by "written consent regarding issues that our board is not in favor of" would conflict with Sections 242(b), 251(b), 266(b), 390(b), 275(a) and 311(a)(2) of the General Corporation Law. *Cf. AlliedSignal, Inc.* (avail. Jan. 29, 1999) (concurring in the exclusion of a proposal to amend the company's bylaws in a way that would conflict with the company's certificate of incorporation).

We note that the Opinion is based on certain limitations and assumptions about what the Proposal requests, and we are aware of the Staff's statement in Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("SLB 14B") that in analyzing an opinion of counsel supporting an argument based on state law, the Staff "consider[s] the extent to which the opinion makes assumptions about the operation of the proposal that are not called for by the language of the proposal." However, an assumption that a proposal will operate consistently with one of its reasonable interpretations is not an "assumption[] about the operation of the proposal that [is] not called for by the language of the proposal." Staff precedent indicates that a legal opinion demonstrating that implementation of a reasonable interpretation of a proposal would cause a company to violate state law is a valid opinion even if other interpretations exist. For example, in *Marathon Oil Corp. (Rossi – incoming letter dated December 12, 2008)* (avail. Feb. 6, 2009), the legal opinion addressed a proposal that sought an amendment to the company's governing documents that would give ten percent stockholders the power to call special stockholder meetings. The proposal further asked that the amendment "will not have any exception or exclusion conditions (to the fullest extent permitted by state law) applying to stockholders only and meanwhile not apply to management and/or the board." The legal opinion explained how two possible interpretations of the proposal were contrary to state law, one of which was that the proposal's ten percent ownership requirement would apply to the board. In addressing this interpretation, the opinion acknowledged an assumption it was making, which assumption, if it went the other way, could have been the basis for a third interpretation of the proposal, that the proposal's ten percent ownership requirement would not apply to the board.[1] The opinion did not state that this third interpretation would violate state law, yet the Staff granted no-action relief under Rule 14a-8(i)(2). The Staff was aware of this third interpretation, and it was in fact one of two interpretations that served as the basis for the Staff's decision to grant no-action relief under Rule 14a-8(i)(3) in *General Electric Co.* (avail. Jan. 26, 2009). *See also Vail Resorts, Inc.* (avail. Sept. 16, 2011) (concurring in the exclusion of a proposal to "make distributions to shareholders a higher priority than debt repayment or asset acquisition" when the legal opinion stated that the proposal was contrary to state laws governing creditors' rights and the payment of dividends, even though the proposal was subject to an alternate interpretation).

As the above precedent demonstrates, a proposal having multiple interpretations is subject to exclusion under Rule 14a-8(i)(2) when one of these interpretations would cause the company to violate the law.

---

[1] The opinion stated (with emphasis added):

> *Insofar* as the Proposal would require that "any exception or exclusion condition" applied to stockholders also be applied to the Board, *such that the 10% stock ownership condition mandated by the first sentence of the Proposal would prohibit the Board from calling a special meeting if the directors did not collectively own 10% of the outstanding common stock*, the Board would violate Delaware law if it adopted the type of bylaw or charter provision urged by the Proponent because such provision would be "contrary to" and "inconsistent with" Section 211(d) of the DGCL.

Consistent with the foregoing analysis and the Opinion, we believe the Company may exclude the Proposal pursuant to Rule 14a-8(i)(2).

II. The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because The Proposal Is Materially False Or Misleading.

Rule 14a-8(i)(3) permits the exclusion of a stockholder proposal "[i]f the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." As discussed below, under the Proposal's interpretation discussed in section I above, the Proposal is materially false and misleading and, therefore, is excludable under Rule 14a-8(i)(3) because it is premised on a flawed underlying assumption: that stockholders have the legal authority to act by written consent on any and all actions that the board has not approved.

Rule 14a-9 provides that no solicitation shall be made by means of any proxy statement containing "any statement, which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading." In SLB 14B, the Staff stated that exclusion under Rule 14a-8(i)(3) can be appropriate where "the company demonstrates objectively that a factual statement is materially false or misleading." The Staff consistently has allowed the exclusion under Rule 14a-8(i)(3) of stockholder proposals that are premised on materially false or misleading statements. *See Wal-Mart Stores, Inc.* (avail Apr. 2, 2001) (concurring in the exclusion of a proposal to remove "genetically engineered crops, organisms or products" because the text of the proposal misleadingly implied that it related only to the sale of food products).

The Proposal is comparable to other proposals the Staff has concurred are excludable under Rule 14a-8(i)(3). For example, the proposal in *General Electric Co.* (avail. Jan. 6, 2009) requested that the Company adopt a policy under which any director who received more than 25% in "withheld" votes would not be permitted to serve on any key board committee for two years. The Staff concurred that the proposal was false and misleading because the action requested in the proposal was based on the underlying assertion that the Company had plurality voting and allowed stockholders to "withhold" votes when in fact the Company had implemented majority voting in the election of directors and therefore did not provide a means for stockholders to "withhold" votes in the typical elections. Likewise, in *Duke Energy Corp.* (avail. Feb. 8, 2002), the Staff concurred in the exclusion under Rule 14a-8(i)(3) of a proposal that urged the company's board to "adopt a policy to transition to a nominating committee composed entirely of independent directors as openings occur" because the proposal misleadingly implied that the company had a nominating committee, when in fact it did not. *See also Johnson & Johnson* (avail. Jan. 31, 2007) (concurring in exclusion of a proposal that misleadingly implied stockholders would be voting on the company's executive compensation policies); *Sara Lee Corp.* (avail. Sept. 11, 2006) (same); *General Magic, Inc.* (avail. May 1, 2000) (permitting exclusion of a proposal that requested that the company make "no more false statements" to its stockholders because the proposal created the false impression that the company tolerated dishonest behavior by its employees when in fact, the company had corporate policies to the contrary).

Similar to *General Electric* and the other precedent cited above, the Proposal appears to call for an absolute right for stockholders to act by written consent and is thus premised on a flawed underlying assumption: that stockholders have the legal authority to act by written consent on any and all actions that the board has not approved. As discussed above, Delaware law does not give stockholders such authority for some corporate actions, including amending the certificate of incorporation, mergers or consolidations, the dissolution of a corporation and the revocation of the dissolution of a corporation. Thus, the Proposal gives stockholders an illusory right; stockholders reading the Proposal will mistakenly believe that, upon implementation of the Proposal, they will be able to act by written consent notwithstanding any opposition to the matter by the board of directors, when in fact they will not be able to do so as to some corporate matters.

Because the Proposal is premised on a flawed underlying assumption and purports to give stockholders a right that state law does not permit them to have in many cases, we believe the Proposal is false and misleading in violation of Rule 14a-9 and that it, therefore, may be excluded under Rule 14a-8(i)(3).

III. The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because The Proposal Is Impermissibly Vague And Indefinite So As To Be Inherently Misleading.

As noted above, Rule 14a-8(i)(3) permits the exclusion of a stockholder proposal if it is contrary to any of the Commission's proxy rules, including Rule 14a-9. If the Staff disagrees with our view that the Proposal may be excluded under Rule 14a-8(i)(2) as being contrary to state law or under Rule 14a-8(i)(3) as being materially false or misleading, we believe the Proposal must be excludable under Rule 14a-8(i)(3) as being so vague and indefinite as to be misleading, given the multiple interpretations of the Proposal.

The Staff consistently has taken the position that a stockholder proposal is excludable under Rule 14a-8(i)(3) as vague and indefinite if "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." SLB 14B;

see also Dyer v. SEC, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail.").

Moreover, the Staff consistently has concurred that a stockholder proposal is sufficiently vague so as to justify exclusion if it is subject to multiple interpretations. For example, the proposal in *General Electric Co.* (avail. Jan. 26, 2009) requested an amendment to the company's governing documents that would give ten percent stockholders the power to call special stockholder meetings. It further stated that the amendment to the governing documents "will not have any exception or exclusion conditions . . . applying to shareowners only and meanwhile not apply to management and/or the board." The company argued that the proposal could be interpreted as saying either that the *amendment* would not apply to management and/or the board or that any *exception or exclusion conditions* applying to stockholders would also apply to management and/or the board. The Staff concurred that the proposal could be excluded. *See also Bank Mutual Corp.* (avail. Jan. 11, 2005) (concurring in the exclusion of a proposal that "a mandatory retirement age be established for all directors upon attaining the age of 72 years" because it was unclear whether the mandatory retirement age was to be 72 years or whether the age would be determined when a director attains the age of 72 years).

Similar to the *General Electric* and *Bank Mutual* proposals, the Proposal's second sentence, "This includes written consent regarding issues that our board is not in favor of," can be interpreted in at least two different ways:

Interpretation 1: The second sentence refers to the types of corporate actions (i.e., matters that the board has not approved) that are to be subject to stockholders' right to act by written consent.

Under this interpretation, which is the interpretation addressed in sections I and II above, the Proposal calls for an absolute right to act by written consent. Specifically, it asks the Company to implement a stockholder right to act by written consent even for matters where a statutory prerequisite of prior board approval applies but has not occurred. This interpretation is based on a literal reading of the second sentence, which does not import the first sentence's "to the fullest extent permitted by law" parenthetical into the second sentence, since the parenthetical is not a part of the second sentence.

The Proponent's arguments in another matter, *Citigroup Inc.* (avail. Jan. 27, 2011), suggest that the Proponent's intent was to obtain a stockholder right to act by written consent even for matters that require prior Board approval that has not yet occurred. The *Citigroup* proposal was almost identical to the Proposal, except that it did not include the second sentence. The company argued that it had substantially implemented the proposal, and it stated as an example that stockholders had recently acted by written consent to amend the company's certificate of incorporation. Aware that (as required by state law) the certificate of amendment to the certificate of incorporation had first been approved by the company's board, the Proponent responded by observing that the company had not "giv[en] any example of where its stockholders 'took action by written consent' on an issue not approved by the board." The Staff in *Citigroup* concurred that the company's existing provisions substantially implemented the proposal before it.

Based on the Proponent's arguments in *Citigroup*, it appears that the Proponent may have inserted the second sentence into this year's version of the Proposal to avoid the outcome in *Citigroup* and to clarify that he intends stockholders to have the right to act by written consent to approve matters such as amendments to the certificate of incorporation even when the board has not first approved them.

A further factor supporting this interpretation is that the Proposal's second sentence is not necessary to understand the first sentence. The first sentence, including the parenthetical, can stand alone and have an understandable meaning. (In fact, the first sentence has been submitted as a standalone proposal in the past, including at the Company. *See, e.g.*, *Citigroup*.) The "to the fullest extent permitted by law" parenthetical is logically interpreted to refer to the voting standard that is to be implemented under the requested written consent mechanism. *See AT&T Inc.* (avail. Feb. 12, 2010) (proposal seeking ability to act by written consent of a majority of outstanding shares, but not containing a "to the fullest extent permitted by law" qualifier, excludable under Rule 14a-8(i)(2) because under state law certain actions require approval by greater than a majority of outstanding shares). Thus, stockholders would not assume that the parenthetical statement in the first sentence would also apply to the second sentence.

Interpretation 2: The second sentence refers to an additional condition requested by the Proposal, that the Company not condition stockholders' right to act by written consent.

The second sentence may be read to modify the manner in which the first sentence is implemented, to mean that the ability to act by written consent should not be limited to situations where the board has first approved the stockholders' use of a written consent process. Mr. Chevedden's interactions with the company in *Boeing Co.* (avail. Feb. 4, 2011) provide some support for this interpretation. Boeing's certificate of incorporation prohibited action by written consent on any matter absent "the affirmative vote of a majority of the Continuing Directors." Mr. Chevedden, who had submitted a written consent proposal to

Boeing that was almost identical to the first sentence of the Proposal, asserted that his "proposal does not ask for limited written consent by shareholders as limited by the current provisions in the certificate of incorporation." In view of his objection to the provision of Boeing's certificate, Mr. Chevedden may have added the second sentence to this year's version of the Proposal to clarify that the Proposal should be implemented in a manner that does not include this particular type of procedural hurdle to acting by written consent.[2]

Thus, if the Staff disagrees with our view that the Proposal may be excluded under Rule 14a-8(i)(2) as being contrary to state law or under Rule 14a-8(i)(3) as being materially false or misleading, we believe the Proposal must be subject to multiple interpretations and, therefore, excludable under Rule 14a-8(i)(3) as impermissibly vague and indefinite.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2012 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8653, Robert K. Kane, the Company's Assistant General Counsel, at (212) 484-7932 or Julie Y. Kim, the Company's Senior Counsel, at (212) 484-8142.

Sincerely,

Amy L. Goodman /ASJ

Amy L. Goodman

---

[2] This interpretation is also supported by Mr. Chevedden's special meeting proposals in which he has sought to avoid various types of limitations or conditions from being imposed on the ability to call special meetings. *See General Electric Co.* (avail. Jan. 26, 2009) (proposal requesting an amendment to the company's governing documents should "not have any exception or exclusion conditions . . . applying to shareowners only and meanwhile not apply to management and/or the board").

Enclosures

cc: Robert K. Kane, Time Warner Inc.
Julie Y. Kim, Time Warner Inc.
John Chevedden
Kenneth Steiner

101225184.7

GIBSON DUNN

EXHIBIT A

Kenneth Steiner

FISMA & OMB Memorandum M-07-16

Mr. Jeffrey L. Bewkes
Chairman of the Board
Time Warner Inc. (TWX)
1 Time Warner Ctr
New York NY 10019
Phone: 212 484-8000

Dear Mr. Bewkes,

I purchased stock in our company because I believed our company had greater potential. My attached Rule 14a-8 proposal is submitted in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden at:

FISMA & OMB Memorandum M-07-16

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to ***FISMA & OMB Memorandum M-07-16***

Sincerely,

Kenneth Steiner

12/9/2011
Date

cc: Paul F. Washington
Corporate Secretary
Julie Kim <Julie.Kim@timewarner.com>
Ph: 212-484-8142/Fax: 212-658-9856

[TWX: Rule 14a-8 Proposal, December 9, 2011]

3* – Shareholder Action by Written Consent

RESOLVED, Shareholders request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting (to the fullest extent permitted by law). This includes written consent regarding issues that our board is not in favor of.

This proposal topic won majority shareholder support at 13 major companies in 2010. This included 67%-support at both Allstate and Sprint. Hundreds of major companies enable shareholder action by written consent.

The 2011 proposal on this topic won 49% support without the supporting statement stressing the weakness of our bylaw provision for shareholders to call a special meeting.

After a shareholder proposal for 10% of shareholders to be able to call a special meeting won our 55%- support our company adopted a provision for 15% of shareholders to be able to call a shareholder meeting. However this provision was weakened with text which seemed to encourage shareholders to revoke their request for a special meeting and it also gave management the discretion to cancel a shareholder-called special meeting.

The merit of this proposal should also be considered in the context of the opportunity for additional improvement in our company's 2011 reported corporate governance in order to make our company more competitive:

The Corporate Library, an independent investment research firm, rated our company "D" with "High Governance Risk" and "Very High Concern" for executive pay – $26 million for our CEO Jeffrey Bewkes.

Mr. Bewkes also received an annual bonus of $14 million in 2010. Furthermore, $4 million of this bonus was an Individual Performance Amount that was determined at the discretion of the executive pay committee, thereby undermining the integrity of a pay-for-performance philosophy. In addition, Mr. Bewkes received $6 million of time-based equity in the form of restricted stock units and stock options. Equity pay given as long-term incentive pay should include performance-vesting features.

For the third straight year, Mr. Bewkes received a mega-grant of over 620,000 stock options. Market-priced stock options may provide financial rewards due to a rising market alone, regardless of individual performance. Our Named Executive Officers received performance stock units that paid for sub-median performance. Executive pay policies such as these are not aligned with shareholder interests.

Our board was the only significant directorship for 7 of our 13 directors. This could indicate a significant lack of current transferable director experience and could be an indication of CEO dominance.

Michael Miles, on our Executive Pay Committee, had responsibilities at Citadel Broadcasting as it went bankrupt. Mr. Miles also received our highest negative votes.

Please encourage our board to respond positively to this proposal to initiate improved corporate governance to make our company more competitive:

Shareholder Action by Written Consent – Yes on 3.*

Notes:
Kenneth Steiner, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB Memorandum M-07-16***

TimeWarner

VIA OVERNIGHT MAIL
CONFIRMATION OF RECEIPT REQUESTED

VIA EMAIL

December 12, 2011

John Chevedden

FISMA & OMB Memorandum M-07-16

Re: Proposal Submitted to Time Warner Inc.

Dear Mr. Chevedden:

I am writing on behalf of Time Warner Inc. (the "Company"), which received on December 9, 2011 a stockholder proposal submitted by Kenneth Steiner entitled "Shareholder Action by Written Consent" for consideration at the Company's 2012 Annual Meeting of Stockholders (the "Proposal"). A copy of the Proposal is attached.

The Proposal contains certain procedural deficiencies, which Securities and Exchange Commission ("SEC") regulations require us to bring to Mr. Steiner's attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that stockholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the stockholder proposal was submitted. To date we have not received proof that Mr. Steiner has satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company. We have also reviewed our records of registered stockholders and could not confirm Mr. Steiner's ownership of shares of the Company's common stock.

To remedy this defect, Mr. Steiner must submit sufficient proof of its ownership of the requisite number of Company shares as of the date that the Proposal was submitted to the Company. As explained in Rule 14a-8(b), sufficient proof may be in the form of:

1. a written statement from the "record" holder of Mr. Steiner's shares (usually a broker or a bank) verifying that, as of the date the Proposal was submitted, Mr. Steiner continuously held the requisite number of Company shares for at least one year; or

2. if Mr. Steiner has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting Mr. Steiner's ownership of the requisite number of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and

a written statement that Mr. Steiner continuously held the requisite number of Company shares for the one-year period.

If Mr. Steiner intends to demonstrate ownership by submitting a written statement from the "record" holder of Mr. Steiner's shares as set forth in (1) above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Under SEC Staff Legal Bulletin No. 14F, only DTC participants are viewed as record holders of securities that are deposited at DTC. Mr. Steiner can confirm whether Mr. Steiner's broker or bank is a DTC participant by asking Mr. Steiner's broker or bank or by checking DTC's participant list, which is available at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf. In these situations, shareholders need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

1. If Mr. Steiner's broker or bank is a DTC participant, then Mr. Steiner needs to submit a written statement from Mr. Steiner's broker or bank verifying that, as of the date the Proposal was submitted, Mr. Steiner continuously held the requisite number of Company shares for at least one year.

2. If Mr. Steiner's broker or bank is not a DTC participant, then Mr. Steiner needs to submit proof of ownership from the DTC participant through which the shares are held verifying that, as of the date the Proposal was submitted, Mr. Steiner continuously held the requisite number of Company shares for at least one year. Mr. Steiner should be able to find out the identity of the DTC participant by asking Mr. Steiner's broker or bank. If Mr. Steiner's broker is an introducing broker, Mr. Steiner may also be able to learn the identity and telephone number of the DTC participant through Mr. Steiner's account statements, because the clearing broker identified on Mr. Steiner's account statements will generally be a DTC participant. If the DTC participant that holds Mr. Steiner's shares is not able to confirm Mr. Steiner's individual holdings but is able to confirm the holdings of Mr. Steiner's broker or bank, then Mr. Steiner needs to satisfy the proof of ownership requirements by obtaining and submitting two proof of ownership statements verifying that, as of the date the Proposal was submitted, the requisite number of Company shares were continuously held for at least one year: (i) one from Mr. Steiner's broker or bank confirming Mr. Steiner's ownership, and (ii) the other from the DTC participant confirming the broker or bank's ownership.

The SEC's rules require that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at Time Warner Inc., One Time Warner Center, New York, New York 10019. Alternatively, you may transmit any response by facsimile to me at (212) 484-7278.

If you have any questions with respect to the foregoing, please contact me at (212) 484-8142. For your reference, I enclose a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F.

Sincerely,

Julie Kim
Senior Counsel

Enclosures

cc: Kenneth Steiner

FISMA & OMB Memorandum M-07-16

TD Ameritrade

Post-it® Fax Note 7671	Date 12-20-11 # of pages ▶
To Julie Kim	From John Chevedden
Co./Dept.	Co.
Phone #	Phone # ***FISMA & OMB Memorandum M-07-16***
Fax # 212-658-9856	Fax #

December 20, 2011

Kenneth Steiner
FISMA & OMB Memorandum M-07-16

Re: TD Ameritrade account ending ***FISMA & OMB Memorandum M-07-16***

Dear Kenneth Steiner,

Thank you for allowing me to assist you today. Pursuant to your request, this letter is to confirm that you have continuously held no less than 500 shares each of:

Time Warner Inc. (TWX)
Exxon Mobil (XOM)
Swiss Helvetia Fund (SWZ)

In the TD Ameritrade Clearing, Inc., DTC # 0188, account ending in ***FISMA & OMB Memorandum M-07-16*** since November 09, 2010.

If you have any further questions, please contact 800-669-3900 to speak with a TD Ameritrade Client Services representative, or e-mail us at clientservices@tdameritrade.com. We are available 24 hours a day, seven days a week.

Sincerely,

Dan Siffring
Research Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

TD Ameritrade does not provide investment, legal or tax advice. Please consult your investment, legal or tax advisor regarding tax consequences of your transactions.

From: Washington, Paul (TW) <Paul.Washington@timewarner.com>
Sent: Thursday, February 02, 2012 11:05 AM
To: ***FISMA & OMB Memorandum M-07-16***
Cc:
Subject: RE: Rule 14a-8 Proposal (TWX)

Dear Mr. Chevedden,

While I do not believe that the company would implement stockholder action by written consent as set forth in the proposal you submitted, we would be pleased, as always, to speak with you to address any concerns you may have. Please let Julie Kim or me know if you'd like to set up a time to talk.

Sincerely,

Paul Washington

-----Or
From: ***FISMA & OMB Memorandum M-07-16***
Sent: Friday, December 09, 2011 11:19 PM
To: Washington, Paul (TW)
Cc: Kim, Julie
Subject: Rule 14a-8 Proposal (TWX)

Mr. Washington,
Please see the attached Rule 14a-8 Proposal.
Sincerely,
John Chevedden
cc: Kenneth Steiner

GIBSON DUNN

EXHIBIT B

RICHARDS LAYTON & FINGER

February 2, 2012

Time Warner Inc.
One Time Warner Center
New York, NY 10019

Re: Stockholder Proposal Submitted by Kenneth Steiner

We have acted as special Delaware counsel to Time Warner Inc., a Delaware corporation (the "Corporation"), in connection with a proposal (the "Proposal") submitted by Kenneth Steiner (the "Proponent") that the Proponent intends to present at the Corporation's 2012 annual meeting of stockholders (the "Annual Meeting"). In this connection, you have requested our opinion as to a certain matter under the General Corporation Law of the State of Delaware (the "General Corporation Law").

For the purpose of rendering our opinion as expressed herein, we have been furnished and have reviewed the following documents:

(i) the Restated Certificate of Incorporation of the Corporation, as filed with the Secretary of State of the State of Delaware (the "Secretary of State") on July 27, 2007, as thereafter amended and supplemented through December 31, 2011 (the "Certificate of Incorporation");

(ii) the By-laws of the Corporation, as amended through May 20, 2011 (the "By-laws"); and

(iii) the Proposal and the supporting statement thereto.

With respect to the foregoing documents, we have assumed: (a) the genuineness of all signatures, and the incumbency, authority, legal right and power and legal capacity under all applicable laws and regulations, of each of the officers and other persons and entities signing or whose signatures appear upon each of said documents as or on behalf of the parties thereto; (b) the conformity to authentic originals of all documents submitted to us as certified, conformed, photostatic, electronic or other copies; and (c) that the foregoing documents, in the forms submitted to us for our review, have not been and will not be altered or amended in any respect material to our opinion as expressed herein. For the purpose of rendering our opinion as expressed herein, we have not reviewed any document other than the documents set forth above, and, except as set forth in this opinion, we assume there exists no provision of any such other document that bears upon or is inconsistent with our opinion as expressed herein. We have conducted no independent factual investigation of our own, but rather have relied solely upon the foregoing documents, the statements and information set forth therein, and the additional matters recited or assumed herein, all of which we assume to be true, complete and accurate in all material respects.

The Proposal

The Proposal reads as follows:

> RESOLVED, Shareholders request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting (to the fullest extent permitted by law). This includes written consent regarding issues that our board is not in favor of.

Discussion

You have asked our opinion as to whether implementation of the Proposal would violate Delaware law. For the reasons set forth below, in our opinion, implementation of the Proposal by the Corporation would violate the General Corporation Law.

Section 228 of the General Corporation Law addresses stockholder action by written consent. That section provides, in relevant part, as follows:

> Unless otherwise provided in the certificate of incorporation, any action required by this chapter to be taken at any annual or special meeting of stockholders of a corporation, or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the corporation by delivery to its registered office in this State, its principal place of business or an officer or agent of

> the corporation having custody of the book in which proceedings of meetings of stockholders are recorded.[1]

Thus, Section 228 of the General Corporation Law provides that, unless restricted by the certificate of incorporation, stockholders may act by written consent, and any action taken thereby will become effective once it is approved by holders of the minimum number of votes that would be required to authorize the action if it were submitted to a vote of stockholders at a meeting at which all shares entitled to vote thereon were present and voted.

As permitted by the General Corporation Law, the Certificate of Incorporation currently prohibits action by the holders of the Corporation's common stock by written consent on any matter.[2] The Proposal calls upon the Corporation's Board of Directors (the "Board") to propose an amendment to the Certificate of Incorporation that, if adopted by the stockholders and implemented, would purport to authorize the holders of the Corporation's common stock to act by written consent "regarding issues that our board is not in favor of." Thus, the Proposal can be read to enable stockholders to unilaterally authorize the taking of certain corporate actions that, under Delaware law, must first be approved by the Board. To the extent that the charter provision contemplated by the Proposal would purport to authorize the Corporation's stockholders to act by written consent in connection with matters that under the General Corporation Law require prior approval by the Board, despite the absence of such approval, the Proposal would be contrary to the General Corporation Law.

Although stockholders may, in certain instances, unilaterally authorize the taking of corporate action,[3] there are a number of matters that, under the General Corporation Law, require the Board first to approve the action before stockholders may act upon the matter. For example, under the General Corporation Law, prior approval of the board of directors of a Delaware corporation is required before stockholders can act to: approve an amendment to the certificate of incorporation;[4] adopt an agreement of merger or consolidation;[5] approve the

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[1] 8 *Del. C.* § 228(a).

[2] Specifically, Article VI of the Certificate of Incorporation provides: "Subject to the rights of the holders of any series of Preferred Stock or Series Common Stock or any class or series of stock having a preference over the Common Stock as to dividends or upon dissolution, liquidation or winding up, any action required or permitted to be taken by the stockholders of the Corporation must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing by such stockholders."

[3] For example, Section 109 of the General Corporation Law vests stockholders with the power to unilaterally adopt, amend or repeal bylaws. 8 *Del. C.* § 109(a).

[4] 8 *Del. C.* § 242(b)(1) ("[The] board of directors shall adopt a resolution setting forth the amendment proposed [and] declaring its advisability" before submitting the amendment to stockholders); *Williams v. Geier*, 671 A.2d 1368, 1381 (Del. 1996) ("Like the statutory scheme relating to mergers under 8 *Del. C.* § 251, it is significant that two discrete corporate events must occur, *in precise sequence*, to amend the certificate of incorporation.")

conversion of the corporation to a limited liability company, statutory trust, business trust or association, real estate investment trust, common-law trust or partnership or foreign corporation;[6] approve the transfer, domestication or continuance of the corporation in any foreign jurisdiction;[7] or approve the voluntary dissolution[8] or revoke the voluntary dissolution[9] of the corporation. To the extent the Proposal purports to authorize stockholders to take such actions without prior Board approval thereof, the Proposal would, in our view, violate the General Corporation Law.

In addition to the violation of law discussed above, assuming the Proposal were read to call for an amendment to the certificate of incorporation to add a provision permitting stockholder action by written consent expressly including the phrase "written consent regarding issues that our board is not in favor of," it would be a violation of Delaware law even to include such a provision in the Company's certificate of incorporation. Section 242(a) of the General Corporation Law permits a corporation to amend its certificate of incorporation "from time to time, in any and as many respect as may be desired, so long as its certificate of incorporation as amended would contain only such provisions as it would be lawful and proper to insert in an original certificate of incorporation filed at the time of the filing of the amendment." The contents of an "original certificate of incorporation" are governed, inter alia, by Section 102(b)(1) of the General Corporation Law, which authorizes provisions in a certificate of incorporation "if such provisions are not contrary to the laws of this State." As set forth above, a

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(emphasis added); *AGR Halifax Fund, Inc. v. Fiscina*, 743 A.2d 1188, 1192-93 (Del. Ch. 1999) ("[U]nder no circumstances may the stockholders act before the mandated board action proposing and recommending the amendment.").

[5] 8 *Del. C.* § 251(b), (c) ("The board of directors . . . shall adopt a resolution approving an agreement of merger . . . and declaring its advisability" before submitting the merger agreement to stockholders.); *Tansey v. Trade Show News Networks, Inc.*, 2001 WL 1526306, at *4, *7 (Del. Ch. Nov. 27, 2001) (holding that a merger was invalid in part because the board never approved the merger agreement as required by Section 251 and emphasizing that Section 251 "requires three different actions to occur in a *specific sequence* to approve and implement a merger") (emphasis added).

[6] 8 *Del. C.* § 266(b) ("The board of directors . . . shall adopt a resolution approving such conversion . . . and recommending the approval of such conversion by the stockholders of the corporation.").

[7] 8 *Del. C.* § 390(b) ("The board of directors . . . shall adopt a resolution appoving such transfer . . . and recommending the approval of such transfer . . . by the stockholders of the corporation.").

[8] 8 *Del. C.* § 275(a), (b) ("If it should be deemed advisable in the judgment of the board of directors of any corporation that it should be dissolved, the board, after the adoption of a resolution to that effect . . . shall cause notice of the adoption of the resolution and of a meeting of stockholders to take action upon the resolution to be mailed to each stockholder . . . ."). Section 275 does, however, provide that the unanimous written consent of all of the stockholders entitled to vote thereon obviates the need for prior board approval. 8 *Del. C.* § 275(c).

[9] 8 *Del. C.* § 311(a)(2), (3) ("The board of directors shall adopt a resolution recommending that the dissolution be revoked and directing that the question of the revocation be submitted to [the stockholders].").

certificate amendment purporting to authorize action by "written consent regarding issues that our board is not in favor of" would conflict with Sections 242(b), 251(b), 266(b), 390(b), 275(a) and 311(a)(2) of the General Corporation Law and would therefore be violative of the General Corporation Law.

Furthermore, to the extent that the Proposal purports to require the Board to approve such corporate actions that the Board is "not in favor of" in order to enable the stockholders to act by written consent with respect thereto, the Proposal violates Delaware law because it impermissibly infringes on (i) the Board's authority and obligation to manage the business and affairs of the Company under Section 141(a) of the General Corporation Law; and (ii) the Board's ability and obligation to exercise its fiduciary duties.

Section 141(a) of the General Corporation Law vests the power and authority to manage the business and affairs of a Delaware corporation in the board of directors.[10] Implicit in the management of the business and affairs of a Delaware corporation is the concept that the board of directors is in the best position to direct the decision-making process with respect to certain corporate actions. Directors can not be required to delegate or abdicate their decision-making authority in favor of the stockholders with respect to matters which they are expressly required under the General Corporation Law to approve before stockholder action can be taken.[11] Therefore, to the extent the Proposal requires the Board to approve actions that it is "not in favor of," the Proposal violates Delaware law.

In exercising the Board's discretion concerning the management of the Corporation's affairs, directors are obligated to act in a manner consistent with their fiduciary duties, not necessarily in accordance with the desires of the holders of a majority of the Corporation's common stock.[12] To the extent the Proposal purports to require the Board to

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[10] 8 *Del. C.* § 141(a).

[11] *See Rosenblatt v. Getty Oil Co.*, 1983 WL 8936, at *18-19 (Del. Ch. Sept. 19, 1983) *aff'd* 493 A.2d 929 (Del. 1985) ("[D]irectors cannot lawfully agree to surrender to others the duties of corporate management which the statutes impose upon them."); *Abercrombie v. Davies*, 123 A.2d 893, 899-900 (Del. Ch. 1956) *rev'd on other grounds*, 130 A.2d 338 (Del. 1957) ("So long as the corporate form is used as presently provided by our statutes this Court cannot give legal sanction to agreements which have the effect of removing from directors in a very substantial way their duty to use their own best judgment on management matters. . . . [Stockholders] cannot under the present law commit the directors to a procedure which might force them to vote contrary to their own best judgment."); *see also Air Prods. & Chems., Inc. v. Airgas, Inc.*, 16 A.3d 48, 124 (Del. Ch. 2011) ("[T]he fiduciary duty to manage a corporate enterprise includes the selection of a time frame for achievement of corporate goals. *That duty may not be delegated to the stockholders.*") (quoting *Paramount Commc'ns, Inc. v. Time, Inc.*, 571 A.2d 1140, 1154 (Del. 1990)); *Smith v. Van Gorkom*, 488 A.2d 858, 888 (Del. 1985) (The board could not "take a neutral position and delegate to the stockholders the unadvised decision as to whether to accept or reject the merger.").

[12] *See Paramount Commc'ns Inc. v. Time, Inc.*, 1989 WL 79880, at *30 (Del. Ch. July 14, 1989) *aff'd* 571 A.2d 1140 (Del. 1989) ("The corporation law does not operate on the theory that directors, in exercising their

approve certain corporate actions, it essentially requires the Board to defer to the views of the Corporation's stockholders regardless of whether the Board's own business judgment would counsel against taking the proposed action.[13] Through the Proposal, the stockholders purportedly could force the Corporation to undertake a course of action that would undermine the Board's ability to exercise its fiduciary duties and directly conflict with the substantive decision-making authority vested in the Board by the General Corporation Law.[14] Such a result would violate Delaware law.[15]

Conclusion

Based upon and subject to the foregoing, and subject to the limitations stated herein, it is our opinion that the Proposal, if implemented, would violate the provisions of the General Corporation Law.

The foregoing opinion is limited to the General Corporation Law. We have not considered and express no opinion on any other laws or the laws of any other state or jurisdiction, including federal laws regulating securities or any other federal laws, or the rules and regulations of stock exchanges or of any other regulatory body.

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powers to manage the firm, are obligated to follow the wishes of a majority of shares."); *see also Airgas*, 16 A.3d at 124.

[13] *See, e.g., Nagy v. Bistricer*, 770 A.2d 43, 62, 64 (Del. Ch. 2000) (holding that directors breached their fiduciary duties to the corporation by abdicating their duty to determine a fair merger price and noting that "[t]his abdication is inconsistent with the [Company] board's non-delegable duty to approve the [m]erger only if the [m]erger was in the best interests of [the Company] and its stockholders.")

[14] In a recent decision, the Delaware Supreme Court invalidated a proposed bylaw that would have impermissibly infringed on the directors' exercise of their fiduciary duties. *CA, Inc. v. AFSCME Employees Pension Plan*, 953 A.2d 227, 237 (Del. 2008). The Court held that the proposed bylaw, which would have required the board to pay a dissident stockholder's proxy expenses for running a successful "short slate," impermissibly infringed on the directors' exercise of their fiduciary duties because it would have required the board to expend corporate funds even in cases where the board of directors believed doing so would not be in the best interests of the corporation and its stockholders. *Id.* at 240. Like the proposed bylaw in *CA*, to the extent the Proposal purports to require the Board, in order to enable stockholder action thereon by written consent, to approve specific corporate actions which under the DGCL require prior Board approval even if the Board in fact does not favor such actions, it would purport to commit the directors to subordinate their fiduciary duties to act in the best interests of the Company and its stockholders.

[15] *See, e.g., Spiegel v. Buntrock*, 571 A.2d 767, 772-73 (Del. 1990) ("A basic principle of the General Corporation Law of the State of Delaware is that directors, rather than shareholders, manage the business and affairs of the corporation."); *Pogostin v. Rice*, 480 A.2d 619, 624 (Del. 1984) ("[T]he bedrock of the General Corporation Law of the state of Delaware is the rule that the business and affairs of a corporation are managed by and under the direction of its board.").

The foregoing opinion is rendered solely for your benefit in connection with the matters addressed herein. We understand that you may furnish a copy of this opinion letter to the Securities and Exchange Commission, the Proponent and John Chevedden in connection with the matters addressed herein and that you may refer to it in your proxy statement for the Annual Meeting, and we consent to your doing so. Except as stated in this paragraph, this opinion letter may not be furnished or quoted to, nor may the foregoing opinion be relied upon by, any other person or entity for any purpose without our prior written consent.

Very truly yours,

Richards, Layton & Finger, P.A.

DAB